

Mail Stop 4631

October 20, 2015

Via e-mail
John P. Babel, Esq.
Executive Vice President, General Counsel and Secretary
CalAtlantic Group, Inc.
15360 Barranca Parkway
Irvine, California 92618

> **Re:** **CalAtlantic Group, Inc.**
> **Post-Effective Amendment No. 2 on Form S-3 to Form S-4**
> **Filed October 7, 2015**
> **File No. 333-205452**

Dear Mr. Babel:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index, page II-6

1. Please provide a legality opinion for the rights to purchase Series A Junior Participating Cumulative Preferred Stock. See generally Section II.B.1.g of Staff Legal Bulletin 19 and Securities Act Forms Compliance and Disclosure Interpretation 116.16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

CC: Jeff Beck (*via e-mail*)
       Snell & Wilmer L.L.P.